SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

31 October 2019
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 31 October 2019 re: Q3 2019 Interim Management Statement

Lloyds Banking Group plc

Q3 2019 Interim Management Statement

31 October 2019

GROUP CHIEF EXECUTIVE’S STATEMENT

“In the first nine months of 2019 we have made strong strategic progress and delivered solid financial performance in a challenging external environment. I am disappointed that our statutory result was significantly impacted by the additional PPI charge in the third quarter, driven by an unprecedented level of PPI information requests received in August. However, our performance continues to demonstrate the resilience of our customer franchise and business model, the strength of our balance sheet and that our strategy is the right one in this environment.

We will maintain our prudent approach to growth and risk whilst continuing to focus on reducing costs and investing in the business to transform the Group for success in a digital world. Although continued economic uncertainty could further impact the outlook, we remain well placed to support our customers and to continue to Help Britain Prosper.”

António Horta-Osório, Group Chief Executive

HIGHLIGHTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019

Strong strategic progress and the right strategy in the current environment
● Strategic investment of £1.7 billion since launch of GSR3 in February 2018
● Schroders Personal Wealth launched with ambition of becoming top 3 financial planning business by end of 2023
● Acquisition of Tesco Bank’s £3.7 billion UK prime residential mortgage portfolio

Solid financial performance with statutory result impacted by additional PPI charge
● Statutory profit before tax of £2.9 billion including an additional £1.8 billion PPI charge in the third quarter
● Underlying profit of £6.0 billion in a challenging external environment, with lower net income partly offset by lower total costs and higher impairment charges
-  Net income of £13.0 billion, down 3 per cent, with slightly lower average interest-earning banking assets of £434 billion, net interest margin of 2.89 per cent and other income of £4.4 billion, down 4 per cent
-    Total costs of £6.0 billion down 5 per cent driven by reductions in both operating costs and remediation charges. Market-leading cost:income ratio further reduced to 46.5 per cent with positive jaws of 2 per cent
-    Credit quality remains strong. Net asset quality ratio of 29 basis points, including a single large corporate charge in the third quarter
● Tangible net assets per share of 52.0 pence. Statutory return on tangible equity reduced to 6.8 per cent significantly driven by the PPI charge with underlying return on tangible equity remaining strong at 15.7 per cent

Balance sheet strength maintained with lower Pillar 2A requirement
● Loans and advances up £6 billion in the quarter, with continued growth in targeted segments including the open mortgage book, benefiting from both the Tesco mortgage acquisition and organic growth, SME and Motor Finance
● CET1 capital build of 149 basis points in the first nine months before PPI charge and 28 basis points after the charge; CET1 ratio of 13.5 per cent
● Pillar 2A CET1 requirement reduced from 2.7 per cent to 2.6 per cent. Target CET1 ratio remains c.12.5 per cent, plus a c.1 per cent management buffer. Given the Pillar 2A reduction, the headroom above the regulatory requirements has increased

Outlook
● The resilience of the Group’s business model is reflected in its 2019 guidance:
-  Net interest margin of 2.88 per cent, in line with previous guidance of c.2.90 per cent
-  Operating costs now expected to be less than £7.9 billion, ahead of previous guidance, and cost:income ratio to be lower than in 2018
-     Net asset quality ratio of less than 30 basis points
- Free capital build of c.75 basis points, post the PPI charge of 121 basis points
● Although continued economic uncertainty could further impact the outlook, the Group remains well positioned with the right strategy to continue delivering for customers and shareholders

INCOME STATEMENT − UNDERLYING BASIS

	Nine	Nine		Three	Three
	months	months		months	months
	ended	ended		ended	ended
	30 Sept	30 Sept		30 Sept	30 Sept
	2019	2018	Change	2019	2018	Change
	£m	£m	%	£m	£m	%

Net interest income	9,275	9,544	(3)	3,130	3,200	(2)
Other income	4,415	4,610	(4)	1,315	1,486	(12)
Operating lease depreciation	(731)	(731)	–	(258)	(234)	(10)
Vocalink gain on sale	50	–		–	–
Net income	13,009	13,423	(3)	4,187	4,452	(6)
Operating costs	(5,817)	(6,014)	3	(1,911)	(1,990)	4
Remediation	(226)	(366)	38	(83)	(109)	24
Total costs	(6,043)	(6,380)	5	(1,994)	(2,099)	5
Impairment	(950)	(740)	(28)	(371)	(284)	(31)
Underlying profit	6,016	6,303	(5)	1,822	2,069	(12)
Restructuring	(280)	(612)	54	(98)	(235)	58
Volatility and other items	(339)	(207)	(64)	126	(17)
Payment protection insurance provision	(2,450)	(550)		(1,800)	–
Statutory profit before tax	2,947	4,934	(40)	50	1,817	(97)
Tax expense1	(960)	(1,194)	20	(288)	(394)	27
Statutory profit (loss) after tax1	1,987	3,740	(47)	(238)	1,423

Earnings (loss) per share	2.2p	4.7p	(53)	(0.5)p	1.8p

Banking net interest margin	2.89%	2.93%	(4)bp	2.88%	2.93%	(5)bp
Average interest-earning banking assets	£434bn	£436bn	–	£435bn	£435bn	–
Cost:income ratio	46.5%	47.5%	(1.0)pp	47.6%	47.1%	0.5pp
Asset quality ratio	0.29%	0.22%	7bp	0.33%	0.25%	8bp
Underlying return on tangible equity	15.7%	16.2%	(0.5)pp	14.3%	15.9%	(1.6)pp
Return on tangible equity	6.8%	13.0%	(6.2)pp	(2.8)%	14.8%	(17.6)pp

KEY BALANCE SHEET METRICS

	At 30 Sept	At 30 June	Change	At 31 Dec	Change
	2019	2019	%	2018	%

Loans and advances to customers2	£447bn	£441bn	1	£444bn	1
Customer deposits3	£419bn	£418bn	–	£416bn	1
Loan to deposit ratio	107%	106%	1pp	107%	–
Capital build4	28bp	70bp		210bp
CET1 ratio pre dividend accrual5	14.4%	14.6%	(0.2)pp	13.9%	0.5pp
CET1 ratio5	13.5%	14.0%	(0.5)pp	13.9%	(0.4)pp
Transitional MREL ratio5	32.5%	32.2%	0.3pp	32.6%	(0.1)pp
UK leverage ratio5	4.9%	5.1%	(0.2)pp	5.6%	(0.7)pp
Risk-weighted assets5	£209bn	£207bn	1	£206bn	1
Tangible net assets per share	52.0p	53.0p	(1.0)p	53.0p	(1.0)p

1	Comparatives restated to reflect amendments to IAS 12, see basis of presentation.
2	Excludes reverse repos of £55.6 billion (30 June 2019: £54.1 billion; 31 December 2018: £40.5 billion).
3	Excludes repos of £1.8 billion (30 June 2019: £4.1 billion; 31 December 2018: £1.8 billion).
4	Capital build is reported before accrual for ordinary dividends, cancellation of remaining share buyback and Tesco mortgage portfolio.
5
The CET1, MREL and leverage ratios and risk-weighted assets at 30 June 2019 and 31 December 2018 are reported on a pro forma basis, reflecting the dividend paid up by the Insurance business in the subsequent reporting period. The CET1 ratios at 31 December 2018 incorporate the effects of the share buyback announced in February 2019 and are reported post dividend accrual.

QUARTERLY INFORMATION

	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended	ended	ended	ended
	30 Sept	30 June	31 Mar	31 Dec	30 Sept	30 June	31 Mar
	2019	2019	2019	2018	2018	2018	2018
	£m	£m	£m	£m	£m	£m	£m

Net interest income	3,130	3,062	3,083	3,170	3,200	3,173	3,171
Other income	1,315	1,594	1,506	1,400	1,486	1,713	1,411
Operating lease depreciation	(258)	(254)	(219)	(225)	(234)	(245)	(252)
Vocalink gain on sale	–	–	50	–	–	–	–
Net income	4,187	4,402	4,420	4,345	4,452	4,641	4,330
Operating costs	(1,911)	(1,949)	(1,957)	(2,151)	(1,990)	(2,016)	(2,008)
Remediation	(83)	(123)	(20)	(234)	(109)	(197)	(60)
Total costs	(1,994)	(2,072)	(1,977)	(2,385)	(2,099)	(2,213)	(2,068)
Impairment	(371)	(304)	(275)	(197)	(284)	(198)	(258)
Underlying profit	1,822	2,026	2,168	1,763	2,069	2,230	2,004
Restructuring	(98)	(56)	(126)	(267)	(235)	(239)	(138)
Volatility and other items	126	(126)	(339)	(270)	(17)	(16)	(174)
Payment protection insurance provision	(1,800)	(550)	(100)	(200)	–	(460)	(90)
Statutory profit before tax	50	1,294	1,603	1,026	1,817	1,515	1,602
Tax expense1	(288)	(269)	(403)	(260)	(394)	(369)	(431)
Statutory profit (loss) after tax1	(238)	1,025	1,200	766	1,423	1,146	1,171

Banking net interest margin	2.88%	2.89%	2.91%	2.92%	2.93%	2.93%	2.93%
Average interest-earning banking assets	£435bn	£433bn	£433bn	£436bn	£435bn	£436bn	£437bn

Cost:income ratio	47.6%	47.1%	44.7%	54.9%	47.1%	47.7%	47.8%

Asset quality ratio	0.33%	0.27%	0.25%	0.18%	0.25%	0.18%	0.23%
Gross asset quality ratio	0.40%	0.38%	0.30%	0.30%	0.30%	0.26%	0.27%

Underlying return on tangible equity	14.3%	15.6%	17.0%	13.6%	15.9%	17.3%	15.4%
Return on tangible equity	(2.8)%	10.5%	12.5%	7.8%	14.8%	11.9%	12.3%

Loans and advances to customers2	£447bn	£441bn	£441bn	£444bn	£445bn	£442bn	£445bn
Customer deposits3	£419bn	£418bn	£417bn	£416bn	£422bn	£418bn	£413bn
Loan to deposit ratio	107%	106%	106%	107%	105%	106%	108%
Risk-weighted assets4	£209bn	£207bn	£208bn	£206bn	£207bn	£207bn	£211bn
Tangible net assets per share	52.0p	53.0p	53.4p	53.0p	51.3p	52.1p	52.3p

1	Comparatives for 2018 restated to reflect amendments to IAS 12, see basis of presentation.
2	Excludes reverse repos.
3	Excludes repos.
4	Risk-weighted assets at 30 June 2018 are reported on a pro forma basis reflecting the sale of the Irish mortgage portfolio.

BALANCE SHEET ANALYSIS

	At 30 Sept	At 30 June		At 30 Sept		At 31 Dec
	2019	2019	Change	2018	Change	2018	Change
	£bn	£bn	%	£bn	%	£bn	%
Loans and advances to customers
Open mortgage book	271.0	264.9	2	267.1	1	266.6	2
Closed mortgage book	19.1	19.8	(4)	21.5	(11)	21.2	(10)
Credit cards	17.7	17.7	–	18.5	(4)	18.1	(2)
UK Retail unsecured loans	8.4	8.2	2	7.9	6	7.9	6
UK Motor Finance	15.6	15.5	1	14.4	8	14.6	7
Overdrafts	1.3	1.2	8	1.2	8	1.3	–
Retail other1	9.2	9.0	2	8.3	11	8.6	7
SME2	32.4	32.3	–	31.8	2	31.8	2
Mid Markets	30.7	30.6	–	30.5	1	31.7	(3)
Global Corporates and Financial Institutions	33.7	34.7	(3)	34.1	(1)	34.4	(2)
Commercial Banking other	5.2	4.3	21	5.0	4	4.3	21
Wealth	0.9	0.9	–	0.8	13	0.9	–
Central items	2.0	1.9	5	3.5	(43)	3.0	(33)
Loans and advances to customers3	447.2	441.0	1	444.6	1	444.4	1

Customer deposits
Retail current accounts	76.1	76.0	–	74.3	2	73.7	3
Commercial current accounts2,4	34.6	34.0	2	33.5	3	34.9	(1)
Retail relationship savings accounts	144.3	144.4	–	146.0	(1)	145.9	(1)
Retail tactical savings accounts	14.1	15.3	(8)	18.7	(25)	16.8	(16)
Commercial deposits2,5	135.8	133.2	2	134.6	1	130.1	4
Wealth	13.6	13.8	(1)	13.7	(1)	14.1	(4)
Central items	0.7	0.9	(22)	0.8	(13)	0.8	(13)
Total customer deposits6	419.2	417.6	–	421.6	(1)	416.3	1

Total assets7	858.5	822.2	4	829.2	4	797.6	8
Total liabilities7	810.4	773.2	5	781.5	4	747.4	8

Shareholders’ equity	42.5	43.4	(2)	42.0	1	43.4	(2)
Other equity instruments	5.4	5.4	–	5.4	–	6.5	(17)
Non-controlling interests	0.2	0.2	–	0.3	(33)	0.3	(33)
Total equity	48.1	49.0	(2)	47.7	1	50.2	(4)

Ordinary shares in issue, excluding own shares	70,007m	70,740m		71,122m		71,149m

1	Primarily Europe.
2	Includes Retail Business Banking.
3	Excludes reverse repos.
4	Primarily non interest-bearing Commercial Banking current accounts.
5	Primarily Commercial Banking interest-bearing accounts.
6	Excludes repos.
7	The adoption of IFRS 16 on 1 January 2019 resulted in the recognition of a right-of-use asset of £1.7 billion and lease liabilities of £1.8 billion.

REVIEW OF PERFORMANCE

Solid financial performance with statutory result impacted by additional PPI charge

The Group’s statutory profit before tax for the nine months was £2,947 million with good underlying profit offset by an additional £1,800 million payment protection insurance (PPI) charge in the third quarter.

Given the challenging external environment, underlying profit was £6,016 million compared to £6,303 million in the first nine months of 2018, reflecting lower net income partially offset by lower total costs and higher impairment charges. The Group’s underlying return on tangible equity remained strong at 15.7 per cent.

Net income of £13,009 million was 3 per cent lower than in the first nine months of 2018, reflecting lower net interest income and other income, while operating lease depreciation was stable.

Net interest income of £9,275 million was down 3 per cent with both net interest margin and average interest-earning banking assets slightly lower. Net interest margin reduced to 2.89 per cent for the period, and to 2.88 per cent in the third quarter, with the benefit of lower deposit costs, higher current account balances and a small benefit from aligning MBNA credit card terms to other brands across the Group more than offset by continued pressure on asset margins. Average interest-earning banking assets reduced by £1.9 billion year on year with growth in targeted segments more than offset by lower balances in the closed mortgage book and the sale of the Irish mortgage portfolio in the first half of 2018.

Other income decreased by 4 per cent to £4,415 million due to lower Commercial Banking income driven by more subdued levels of client activity in the markets business given challenging external conditions, lower Retail income predominately driven by lower Lex Autolease volumes, and lower gilt sales. Insurance and Wealth continued to perform well reflecting growth in workplace pensions new business in the first half and higher general insurance income whilst also benefiting from assumption changes and the one-off benefit from the planned change in investment management provider taken in the first half of 2019.

Total costs of £6,043 million were 5 per cent lower than in the first nine months of 2018 driven by continued reductions in both operating costs and remediation charges. Operating costs of £5,817 million were 3 per cent lower with a 6 per cent reduction in business as usual costs1, largely driven by increased efficiency from digitalisation and process improvements, in parallel with strategic investment of £0.8 billion in the business, up 24 per cent compared to the first nine months of 2018. Remediation charges of £226 million were significantly lower than the £366 million in the first nine months of 2018 and included additional charges of £83 million in the third quarter of 2019 relating to a number of items across existing programmes. The Group’s market-leading cost:income ratio continues to provide a competitive advantage and further strengthened to 46.5 per cent with positive jaws of 2 per cent. As a result of the Group’s continued focus on efficiency, operating costs (which exclude remediation) are now expected to be less than £7.9 billion for the full year 2019, ahead of previous guidance and the cost:income ratio (which includes remediation) is expected to be lower than in 2018.

Credit quality remains strong with a net asset quality ratio of 29 basis points and a gross asset quality ratio of 36 basis points, compared with 22 basis points and 28 basis points respectively in the first nine months of 2018. The impairment charge increased to £950 million, with the increase primarily driven by a single large corporate charge in the third quarter and lower used car prices. The underlying asset quality ratio has remained low in recent quarters and the Group continues to expect a net asset quality ratio of less than 30 basis points in 2019.

The Group’s outlook and IFRS 9 base case economic scenario used to calculate expected credit loss have remained broadly stable in the quarter and throughout 2019 and reflect an orderly exit of the UK from the European Union.

1	2018 business as usual costs have been adjusted to a comparable basis after the implementation of IFRS 16 in 2019. On an unadjusted basis business as usual costs reduced 10 per cent on prior year.

REVIEW OF PERFORMANCE (continued)

Restructuring costs of £280 million were down 54 per cent, primarily reflecting lower severance costs relating to the Group’s strategic investment plans and the completion of both the integration of MBNA and the ring-fencing programme, which were partially offset by costs associated with establishing the Schroders Personal Wealth joint venture.

Volatility and other items of £339 million included adverse movements in banking volatility as well as the one-off charge for exiting the Standard Life Aberdeen investment management agreement taken in the first half of 2019.

The PPI provision charge of £2,450 million included an additional charge of £1,800 million in the quarter, reflecting the significant increase in PPI information requests (PIRs) leading up to the deadline for submission of claims on 29 August 2019, a PPI provision linked to the Official Receiver and associated administration costs. The assessment of PIR volumes is now complete and the third quarter charge reflects this and the most recent data in terms of quality, which remains low, averaging around 10 per cent. Taking this additional charge into account, the unutilised provision relating to PIRs, complaints and associated administration costs stood at £2,324 million at the end of the third quarter.

Balance sheet strength maintained with lower Pillar 2A requirement

Loans and advances to customers increased by £6.2 billion to £447.2 billion in the third quarter with growth in targeted segments, including the open mortgage book, SME and Motor Finance, offset by reductions in the closed mortgage book and Global Corporates and Financial Institutions. The open mortgage book grew by £6.1 billion driven by the £3.7 billion Tesco mortgage acquisition and £2.4 billion of organic book growth as the Group took advantage of market pricing in the third quarter and benefitted from a strong application pipeline. The Group now expects its open mortgage book at the end of 2019, including the Tesco mortgage acquisition, to be ahead of the 2018 year-end balance.

The Group continues to optimise funding and target current account balance growth, with Retail current accounts up 3 per cent over the last nine months at £76.1 billion (31 December 2018: £73.7 billion). The loan to deposit ratio was flat at 107 per cent.

Tangible net assets per share reduced by 1.0 pence in the first nine months of 2019 to 52.0 pence mainly due to the impact of the additional PPI charge on the Group’s statutory profit for the period.

The Group’s CET1 capital build amounted to 149 basis points before PPI and to 28 basis points after the in-year PPI charge equivalent to 121 basis points. Underlying capital build of 148 basis points, along with other movements of 12 basis points (reflecting market movements and the continued optimisation of Commercial Banking risk-weighted assets, net of additional pension contributions), was partly offset by the 11 basis points impact of IFRS 16. The Group’s capital position also benefitted by 34 basis points as a result of the cancellation of the remaining c.£650 million of the 2019 buyback programme, as announced in September 2019. The Group used 9 basis points of capital for the acquisition of the Tesco mortgage portfolio.

As a result, in the first nine months of the year, the CET1 capital ratio increased to 14.4 per cent pre dividend accrual. After accruing 91 basis points for the ordinary dividend, the CET1 ratio at 13.5 per cent remains in line with the Board’s target.

Given the PPI charge in the third quarter, equivalent to 88 basis points, the Group now expects, assuming no unforeseen events, free capital build of around 75 basis points in 2019. The Group continues to target a progressive and sustainable ordinary dividend and in line with normal practice, the Board will give due consideration to the return of any surplus capital at the year end.

REVIEW OF PERFORMANCE (continued)

The Group recently received notification from the Prudential Regulation Authority (PRA) that its Pillar 2A CET1 requirement has reduced from 2.7 per cent to 2.6 per cent. The Board’s view of the current level of capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties remains unchanged at c.12.5 per cent, plus a c.1 per cent management buffer. The headroom to regulatory requirements has therefore increased. As previously reported, the Group’s CET1 capital target reduced during 2019 and is now 50 basis points lower than prior year.

The Group remains well positioned to meet its minimum requirement for own funds and eligible liabilities (MREL) from 2020 and as at 30 September 2019, had a transitional MREL ratio of 32.5 per cent. The UK leverage ratio remains strong at 4.9 per cent.

Risk-weighted assets have increased by £3 billion over the period driven primarily by the implementation of IFRS 16, mortgage model updates and the acquisition of the Tesco mortgage portfolio, offset in part through further optimisation of the Commercial Banking portfolio.

Outlook

In the first nine months of 2019 the Group made strong strategic progress and delivered a solid financial performance in a challenging external environment. The Group’s performance continues to demonstrate the resilience of its customer franchise and business model, the strength of its balance sheet and that its strategy remains the right one in the current environment.

The Group will maintain its prudent approach to growth and risk whilst continuing to focus on reducing costs and investing to transform the business for success in a digital world. Although continued economic uncertainty could further impact the outlook, the Group remains well placed to support its customers and to continue to Help Britain Prosper.

ADDITIONAL FINANCIAL INFORMATION

1.
Banking net interest margin and average interest-earning banking assets

	Nine	Nine
	months	months
	ended	ended
	30 Sept	30 Sept
	2019	2018

Group net interest income – statutory basis (£m)	7,425	9,138
Insurance gross up (£m)	1,559	267
Volatility and other items (£m)	291	139
Group net interest income – underlying basis (£m)	9,275	9,544
Non-banking net interest expense (£m)1	103	19
Banking net interest income – underlying basis (£m)	9,378	9,563

Net loans and advances to customers (£bn)2	447.2	444.6
Impairment provision and fair value adjustments (£bn)	4.1	4.0
Non-banking items:
Fee-based loans and advances (£bn)	(7.0)	(6.3)
Other non-banking (£bn)	(3.5)	(5.9)
Gross banking loans and advances (£bn)	440.8	436.4
Averaging (£bn)3	(6.8)	(0.5)
Average interest-earning banking assets (£bn)	434.0	435.9

Banking net interest margin (%)	2.89	2.93

1	Nine months ended 30 September 2019 includes impact from the implementation of IFRS 16.
2	Excludes reverse repos.
3	2019 includes a £3.6 billion impact from the Tesco mortgage portfolio acquisition.

2.
Return on tangible equity

	Nine	Nine
	months	months
	ended	ended
	30 Sept	30 Sept
	2019	2018

Average shareholders' equity (£bn)	43.3	42.9
Average intangible assets (£bn)	(5.9)	(5.4)
Average tangible equity (£bn)	37.4	37.5

Underlying profit after tax (£m)1	4,543	4,725
Add back amortisation of intangible assets (post tax) (£m)	269	219
Less profit attributable to non-controlling interests and other equity holders (£m)1	(415)	(392)
Adjusted underlying profit after tax (£m)	4,397	4,552

Underlying return on tangible equity (%)	15.7	16.2

Group statutory profit after tax (£m)1	1,987	3,740
Add back amortisation of intangible assets (post tax) (£m)	269	219
Add back amortisation of purchased intangible assets (post tax) (£m)	56	83
Less profit attributable to non-controlling interests and other equity holders (£m)1	(415)	(392)
Adjusted statutory profit after tax (£m)	1,897	3,650

Statutory return on tangible equity (%)	6.8	13.0

1	Comparatives restated to reflect amendments to IAS 12, see basis of presentation.

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the nine months ended 30 September 2019.
IFRS 16 and IAS 12: The Group adopted IFRS 16 Leases from 1 January 2019 and as permitted elected to apply the standard retrospectively with the cumulative effect of initial application being recognised at that date; comparative information has not been restated. The Group has implemented the amendments to IAS 12 Income Taxes with effect from 1 January 2019 and as a result tax relief on distributions on other equity instruments, previously recognised in equity, is now reported within tax expense. Comparatives have been restated.

Statutory basis: Statutory profit before tax and statutory profit after tax are included on pages 2 and 3. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance.
- restructuring, including severance-related costs, the rationalisation of the non-branch property portfolio, the establishment of the Schroders strategic partnership, the integration of MBNA and Zurich’s UK workplace pensions and savings business;
- volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;
- payment protection insurance provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the nine months ended 30 September 2019 to the nine months ended 30 September 2018, and the balance sheet analysis compares the Group balance sheet as at 30 September 2019 to the Group balance sheet as at 31 December 2018.
Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. There have been no changes to the definitions used by the Group; further information on these measures is set out on page 112 of the Group’s 2019 Half-Year Results News Release.
Capital: The Q3 2019 Interim Pillar 3 Report can be found at: http://www.lloydsbankinggroup.com/investors/financial-performance/

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy, plans and/or results of the Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@lloydsbanking.com

Edward Sands
Director of Investor Relations
020 7356 1585
edward.sands@lloydsbanking.com

Nora Thoden
Director of Investor Relations
020 7356 2334
nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS
Grant Ringshaw
External Relations Director
020 7356 2362
grant.ringshaw@lloydsbanking.com

Matt Smith
Head of Media Relations
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this interim management statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 31 October 2019